Exhibit 99.1

ALIO GOLD TO RELEASE SECOND QUARTER 2017 RESULTS

AUGUST 10, 2017

July 19, 2017, Vancouver, BC – Alio Gold Inc. (TSX, NYSE MKT: ALO) (“Alio Gold” or the “Company”), will release its 2017 second quarter results prior to the market open on August 10, 2017, followed by a conference call and webcast at 11:00am (EDT).

Second quarter conference call and webcast details:

Date:	Thursday, August 10, 2017
Time:	11:00am (EDT)
Toll Free (US and Canada):	(855) 427-9509
Toll Free (Outside North America):	(210) 229-8822
Conference ID:	52489332
Webcast:	http://edge.media-server.com/m/p/z6jucap5
Replay:	To be available at http://www.aliogold.com

About Alio Gold

Alio Gold (formerly Timmins Gold Corp.) is a Canadian gold mining company engaged in exploration, development and production in Mexico.  Its principal assets include the producing San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

For further information, please contact:

Lynette Gould

Vice President, Investor Relations

604-638-8976

lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.